26440 SW Parkway., Wilsonville OR 97070

T: 855-423-9920

www.essinc.com

February 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: ESS Tech, Inc.

Request for Withdrawal of Registration Statement on Form S-1

Registration No. 333-261900

Ladies and Gentlemen:

On December 27, 2021, ESS Tech, Inc. (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-261900) (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Mark Baudler of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 320-4597. Thank you for your assistance in this matter.

Very truly yours,

ESS Tech, Inc.

By:	/s/ Eric Dresselhuys
	Name:	Eric Dresselhuys
	Title:	Chief Executive Officer

cc:     Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel J. Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP